CB-339274

Certificate of Incorporation on Change of Name

I DO HEREBY CERTIFY that

Huitao Technology Co., Ltd.

having by Special resolution dated 27th day of April Two Thousand Twenty changed its name, is now incorporated under name of

Color Star Technology Co., Ltd.

Given under my hand and Seal at George Town in the
Island of Grand Cayman this 1st day of May
Two Thousand Twenty

REGISTRAR OF COMPANIES
EXEMPTED
CAYMAN ISLANDS

An Authorised Officer,
Registry of Companies,
Cayman Islands.

Authorisation Code : 714153580614
www.verify.gov.ky
04 May 2020